UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2008

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of OceanFreight Inc. (the “Company”) as of and for the period ended June 30, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (333-150579) with an effective date of June 6, 2008 and the related prospectus supplement dated June 19, 2008.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “OceanFreight Inc.” or the “Company” or “we” shall include OceanFreight Inc. and its applicable subsidiaries. The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our unaudited interim consolidated financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by our vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on our financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 7, 2008.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. All our vessels are currently employed under time charters to well-established and reputable charterers. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and tanker rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of June 30, 2008, our charters had remaining terms ranging between 2 months and 54 months.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

●	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

●	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

●
Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

●
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the six month period ended June 30, 2008.

	Drybulk Carriers	Tankers	Fleet
Calendar days	1,638	348	1,986
Voyage days	1,637	348	1,985
Fleet utilization	99.94%	100%	99.95%
Time charter equivalent (TCE) rate	$34,007	$41,428	$35,305

The following table reflects the calculation of our TCE rates for the six month period ended June 30, 2008:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$58,384	$19,890	$78,274
Voyage expenses	(2,714)	(5,473)	(8,187)

Time charter equivalent revenues	$55,670	$14,417	$70,087

Total voyage days for fleet	1,637	348	1,985

Daily TCE rate	$34,007	$41,428	$35,305

● Spot Charter Rates. Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

● Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

●	the duration of our charters;
●	our decisions relating to vessel acquisitions and disposals;
●	the amount of time that we spend positioning our vessels;
●	the amount of time that our vessels spend in drydock undergoing repairs;

●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels;
●	levels of supply and demand in the drybulk and crude oil shipping industries; and
●	other factors affecting spot market charter hire rates for drybulk and tanker vessels.

The M/T Olinda, which was previously trading in the spot market, commenced a two-year time charter in August 2008.  Currently, all of our vessels are employed on time charters.  As of June 30, 2008, our time charters have a remaining duration of a minimum of 2 months and a maximum of 54 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders than if we employed our vessels solely in the spot market.

Imputed Deferred Revenue

We record any identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue, respectively, during the period of the time charter assumed. Trenton, Austin, Pierre and Topeka were acquired with an existing time charter at a below market rate.

Voyage Expenses

When we employ our vessels on time charters, the charterer is responsible for voyage expenses such as port and canal charges and bunker expenses.  When we employ our vessels on spot market voyage charters we incur voyage expenses that include port and canal charges and bunker expenses.  We currently employ all of our vessels on time charters.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses also include management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising drydocking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels.

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of that vessel to two management companies who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Eight of our vessels are managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and three vessels are managed by Cardiff Marine Inc., or Cardiff, a related party. On May 15, 2008, our Board of Directors approved the increase of the annual management fee payable to Cardiff under the management agreements for M/T Pink Sands from $182,500 to $374,800, M/T Olinda from $182,500 to $374,800 and M/V Juneau from $123,600 to $375,000, plus an additional annual fee of $85,000 per vessel in consideration of commercial management services for the above vessels and the extension of the term of each of the management agreements to December 31, 2010, with all other terms remaining unchanged. Furthermore, on May 15, 2008 we entered into a Services Agreement with Cardiff for a period of five years to provide for the manager supervision of the eight vessels managed by Wallem.  See Note 3 to our June 30, 2008 unaudited interim financial statements for additional information.

Our total vessel operating expenses will increase in the future with the enlargement of our fleet and the operation of our existing fleet for the full year. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at U.S. $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Drydocking

We expense the total costs associated with drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels.

Interest and finance costs

We have historically incurred interest expense and financing costs in connection with debt incurred to partially finance the acquisition of our vessels. As of June 30, 2008, we had $316.5 million of indebtedness outstanding under our $325 million Senior Secured Credit Facility. In addition, fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Gain on derivative instruments

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc, or Nordea Bank, to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Notes 5 and 7 to the unaudited interim consolidated financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement, we and Nordea Bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is included in the consolidated income statement.

Fleet employment profile

Our fleet is employed as follows:

	Year Built	DWT	Type	Current Employment	Gross Rate Per Day	Earliest Redelivery	Latest Redelivery
DRYBULK
Trenton	1995	75,229	Panamax	TC	$26,000	Apr-2010	Jun-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Oct-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$32,000	Apr-12	Dec-12
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$61,500	Nov-08	Jan-09
Vessel’s next charter (commencing January 2009)				TC	$42,100	Nov-11	Feb-12

TANKERS
Pink Sands	1993	93,723	Aframax	TC	$27,450	Dec-10	Jan-11
Olinda	1996	149,085	Suezmax	TC	41,025	Jul-10	Aug-10

On August 7, 2008, we entered into an agreement to acquire the M/T Tamara, a 1990 built double hull 95,793 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for an acquisition price of approximately $39.0 million. Delivery of the vessel is expected within October 2008. The purchase price will be financed by a Sellers’ unsecured credit of $12.0 million and the Company’s own funds. On August 8, 2008 the Company entered into an agreement to time charter the M/T Tamara with Heidmar LLC, which is owned 49% by a company associated with Mr. George Economou, for a period of approximately two years at a gross daily rate of $ 27,000.  The time charter is expected to commence concurrently with the vessel's delivery to the Company.

RESULTS OF OPERATIONS

We began operations in early June 2007 and therefore we cannot present a meaningful comparison of our results of operations for the six month period ended June 30, 2008 with the same period in 2007. The Company commenced operations in June 2007 when it acquired its first four vessels and, therefore, until that date it was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies.”

As discussed in our consolidated financial statements we have two reportable segments, the drybulk carrier segment and the tanker segment.

Six Month Period Ended June 30, 2008

Voyage Revenues

Voyage revenue for the first six months of 2008 was $73.1 million. $53.2 million of our revenues were earned from our drybulk carriers and $19.9 million from our tanker vessels. For the same period of 2007 voyage revenue was $1.8 million. The difference in revenues is due to the increase in the number of vessels from four in the first half of 2007 to 11 in the first half of 2008 and the increase in voyage days from 75 days in the first half of 2007 to 1,985 days in the first half of 2008. We achieved a TCE rate of $32,720 per day for the first six months of 2008.

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first six months of 2008 amounted to $5.1 million.

Voyage Expenses

In the first six months of 2008 our voyage expenses were $8.2 million, consisting of bunker expenses of $4.0 million, port, canal and other charges of $0.8 million and commissions of $3.4 million.

Vessel Operating Expenses

For the first six months of 2008, our vessel operating expenses on a fleet basis were $12.7 million of which $9.6 million relates to the drybulk carriers and $3.1 million to the tanker vessels. The average operating cost on a fleet basis was $6,396 per day per vessel ($5,846 per day per drybulk carrier and $8,990 per day per tanker vessel).

General and Administrative Expenses

In the first six months of 2008, we incurred $3.6 million of general and administrative expenses consisting of $0.9 million payroll costs and board of directors’ fees, $1.4 million compensation costs, $1.0 million legal and audit fees and $0.3 million office and other expenses.

Depreciation

In the first six months of 2008, we recorded $20.5 million of vessel depreciation charges on a fleet basis of which $16.3 million relates to our drybulk carriers and $4.2 million to our tanker vessels. We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.

Drydocking

We did not incur any drydocking costs in the first six months of 2008.

Interest and finance costs

In the first six months of 2008, interest expenses under our Senior Secured Credit Facility amounted to $7.6 million (including the accrued interest payable on the swap agreements of $0.7 million) and the interest paid amounted to $4.5 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 4.85% inclusive of margin (see “Quantitative and Qualitative disclosures about market risk-Interest Rate Risk” below). The total amortization of finance cost in the first six months of 2008 amounted to $0.2 million.

Gain on derivative instruments

The total fair value of the derivative instruments as at June 30, 2008 amounted to $4.8 million and is reflected in Gain on derivative instruments in the accompanying consolidated statement of income. The current portion of the total fair value results in a loss of $1.5 million and is included in current liabilities as Derivative liability, while the non-current portion results in a gain of $6.3 million and is included in other non-current assets as Derivative asset in the accompanying 2008 consolidated balance sheet. The fair value of the derivative instruments is determined in accordance with SFAS 157 “Fair Value Measurements”.  As of June 30, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in our consolidated financial statements.  See Note 7 to our unaudited consolidated interim financial statements.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. On July 1, 2008, we commenced the offer and sale of common stock under the Sales Agreement discussed in Notes 6 and 13 to our June 30, 2008 unaudited interim consolidated financial statements. As of August 12, 2008, 1,331,000 shares had been sold with net proceeds of $26.8 million.

We have financed our capital requirements with the issuance of equity in connection with our initial public offering, and a controlled equity offering and related sales agreement by and between the Company and Cantor Fitzgerald & Co. dated June 19, 2008 under our registration statement on Form F-3 (Registration No. 333-150579), cash from operations, and borrowings under our long-term arrangements.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity issuances and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the six month periods ended June 30, 2007 and 2008. The information was derived from our consolidated statements of cash flows and is expressed in thousands of U.S. Dollars.

	2007	2008

Net cash provided by operating activities	$2,368	$44,473
Net cash used in investing activities	(229,708)	(65,748)
Net cash provided by financing activities	297,039	33,291
Increase in cash and cash equivalents	69,699	12,016
Cash and cash equivalents beginning of period	499	19,044
Cash and cash equivalents end of period	$70,198	$31,060

Net cash provided by operating activities for the six month period ended June 30, 2008 was $44.5 million. Substantially all our cash from operating activities is from revenues generated under our charter agreements.

Net cash used in investing activities was $65.7 million, which represents the amounts we paid to acquire M/T Olinda.

Net cash provided by financing activities for the six month period ended June 30, 2008 was $33.3 million. During the six month period ended June 30, 2008, (a) we drew down $63.4 million under our long-term debt arrangements to partially finance the acquisition of M/T Olinda, (b) we paid the first installment of our long-term debt of $7.5 million, (c) we paid dividends of $22.3 million and (d) we paid financing costs of $0.3 million.

EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. We use EBITDA because we believe that EBITDA is a basis upon which liquidity can be assessed and because we believe that EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use EBITDA in our credit agreement to measure compliance with certain covenants.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to EBITDA for the six month period ended June 30, 2008:

(Dollars in thousands)	2008

Net cash provided by operating activities	$44,473
Net increase in current assets, excluding cash and cash equivalents	4,871
Net increase in current liabilities, excluding derivative liability, current portion of long term debt and imputed deferred revenue current portion	(6,797)
Net interest expense	7,729
Gain in derivative instruments	4,814
Amortization of stock based compensation	(1,356)
Amortization of imputed deferred revenue	5,131
Amortization of deferred financing costs included in Net Interest expense	(233)
EBITDA	$58,632

Working Capital Position

On June 30, 2008, our current assets totaled $37.6 million while current liabilities totaled $52.6 million, resulting in a negative working capital position of $15.0 million. We believe that our existing fleet employment under fixed-rate charters will generate sufficient cash during 2008 to fund the required principal and interest payments on our outstanding indebtedness and provide for the normal working capital requirements for at least one year after June 30, 2008.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 6.63% our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At June 30, 2008, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.

The table below provides information about our long term debt and derivative financial instruments and other financial instruments at June 30, 2008 that are sensitive to changes in interest rates.  See notes 5 and 7 to our unaudited interim consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter
	( in thousands except for percentages)
Long term debt
Variable interest rate ($US) (1)	$8,500	$35,889	$35,889	$35,889	$35,889	$164,444
Average interest rate	2.53%	2. 92%	3.59%	3. 90%	3.97%	3.88%
Interest rate derivatives(2)	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Swap notional amount(2)	$313,677	$286,612	$250,761	$214,932	$179,053	$157,651
Average pay rate(2)	3.55%	3.55%	3.55%	3.55%	3.55%	3.55%
Average receive rate(2)	2.53%	2.92%	3.59%	3.90%	3.97%	3.88%

(1) See note 5 to our unaudited interim consolidated financial statements for a description of our Senior Secured Credit Facility.
(2) On January 29, 2008, the Company entered into two interest swap agreements with Nordea, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of debt to fixed rate for a period of five years, effective April 1, 2008.  Under the terms of the interest swap agreement the Company and Nordea agreed to exchange at specified intervals, the difference between paying a fixed rate of 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, and consequently, the changes in fair value of these instruments are recorded through earnings.  The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk:

For the six month period ended June 30, 2008, four charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%	Reportable segment
A	21	Drybulk carriers
B	13	Drybulk carriers
C	13	Drybulk carriers
D	12	Drybulk carriers

Contractual obligations:

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$26,444	$71,778	$71,778	$146,500	$316,500
IT services (2)	157	315	295	-	767
Manager supervision (3)	461	922	864	-	2,247
Office lease (4)	83	167	167	14	431
Total	$27,145	$73,182	$73,104	$146,514	$319,945

(1)
As further discussed in our June 30, 2008 unaudited interim consolidated financial statements the outstanding balance of our long-term debt at June 30, 2008, was $316.5 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(2)
As further discussed in our June 30, 2008 unaudited interim consolidated financial statements, we have entered into a services agreement with Cardiff for a period of five years. Pursuant to this agreement Cardiff provides services in connection with Information Technology (IT) support.

(3)
As further discussed in our June 30, 2008 unaudited interim consolidated financial statements, we have entered into a services agreement with Cardiff for a period of five years. Pursuant to this agreement Cardiff provides manager supervision for the vessels Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta.

(4)
As further explained in our June 30, 2008 unaudited interim consolidated financial statements, we have entered into two lease agreements for its office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2008:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the aggregate payment of $12.2 million of dividends declared on July 22, 2008 ($0.77 per share), payable on or about August 14, 2008; (ii) the net proceeds of $26.8 million, including issuance costs of $0.7 million, from the sale of 1,331,000 common shares pursuant to our controlled equity offering sales agreement discussed in Note 6 to our June 30, 2008 unaudited interim consolidated financial statements and (iii) the conversion of subordinated shares to common shares following the dividend payment on August 14, 2008. Upon payment of the dividend, the subordination period as defined in our Amended and Restated Articles of Incorporation will end and all of our 2,085,150 outstanding subordinated shares will be converted into common shares.

•
on a further adjusted basis giving effect to (i) the issuance of a Sellers’ credit  of $12 million in connection with the acquisition of a tanker vessel as further discussed in Note 13 to our June 30, 2008 unaudited interim consolidated financial statements and (ii) the issuance of an additional 2,669,000 shares pursuant to our controlled equity offering sales agreement at an assumed offering price of $18.88 per share, which was the last reported closing price of our common shares on August 12, 2008, resulting in net proceeds of $49.5 million on the basis of 1.75% commission charged to our last sales.

	As of June 30, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$26,444	$26,444	$26,444
Long-term debt, net of current portion	290,056	290,056	302,056
Total debt	$316,500	$316,500	$328,500

Shareholders’ equity
Preferred shares, $0.01 par value; 5,000,000 shares authorized, none issued	-	-	-
Common shares, $0.01 par value; 95,000,000 shares authorized, 12,459,343 shares issued and outstanding actual, 15,875,493 shares issued and outstanding as adjusted and 18,544,493 shares issued and outstanding as further adjusted	125	159	185
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, 2,085,150 shares issued and outstanding actual, 0 as adjusted and 0 as further adjusted	21	-	-
Additional paid-in capital	219,618	246,362	295,845
Retained earnings	3,069	(9,137)	(9,137)
Total shareholders’ equity	222,833	237,384	286,893
Total capitalization	$539,333	$553,884	$615,393

(1)	There have been no significant adjustments to our capitalization since June 30, 2008, as so adjusted.
(2)	Assumes a sale price of $18.88 per share, which was the last reported closing price of our common shares on August 12, 2008.

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2007 and June 30, 2008 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2007	June 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,044	$31,060
Receivables	226	2,221
Inventories	678	2,413
Prepayments and other	763	1,904
Total current assets	20,711	37,598

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation of $13,210 and $33,744, respectively	485,280	530,491
Other	61	51
Total fixed assets, net	485,341	530,542

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,159 and $1,392, respectively	1,860	1,765
Derivative asset	-	6,347
Other	13	195

Total assets	$507,925	$576,447

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	2,427	3,311
Due to related parties	742	330
Accrued liabilities	2,909	8,182
Unearned revenue	1,488	2,540
Derivative liability	-	1,533
Imputed deferred revenue, current portion	10,318	10,290
Long-term debt	16,000	26,444
Total current liabilities	33,884	52,630

NON-CURRENT LIABILITIES
Imputed deferred revenue, net of current portion	16,031	10,928
Long-term debt, net of current portion	244,600	290,056
Total non-current liabilities	260,631	300,984

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 12,394,079 and 12,459,343 shares issued and outstanding at December 31, 2007 and June 30, 2008, respectively.	124	125
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,063,158 and 2,085,150 shares issued and outstanding at December 31, 2007 and June 30, 2008, respectively.	21	21
Additional paid-in capital	218,263	219,618
Accumulated earnings/(deficit)	(4,998)	3,069
Total stockholders' equity	213,410	222,833
Total liabilities and stockholders' equity	$507,925	$576,447

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Income
For the six month periods ended June 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2007	2008
REVENUES:

Voyage revenue	$1,814	$73,143
Imputed deferred revenue	316	5,131
	2,130	78,274
EXPENSES:
Voyage expenses	89	8,187
Vessels’ operating expenses	645	12,700
General and administrative expenses	1,150	3,569
Depreciation	690	20,544
Operating income/(loss )	(444)	33,274

OTHER INCOME (EXPENSES):
Interest income	1,314	315
Interest and finance costs	(62)	(8,044)
Gain on derivative instruments	-	4,814

Total other income (expenses)	1,252	(2,915)

Net Income	$808	$30,359

Earnings per common share, basic and diluted	$0.17	$2.10
Earnings per subordinated share, basic and diluted	$0.06	$2.09
Weighted average number of common shares, basic and diluted	4,245,486	12,415,222
Weighted average number of subordinated shares, basic and diluted	2,021,634	2,064,854

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Unaudited Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Shares		Subordinated Shares
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional paid-in capital	Retained Earnings	Total
BALANCE, December 31, 2006		-	-	2,000,000	20	576	(105)	491
- Net income	808						808	808
- Proceeds from Initial Public Offering, net of related costs	-	12,362,500	124	-	-	216,670	-	216,794
- Stock based compensation	-	31,579	-	63,158	1	518	-	519
- Capital contribution of executive management services and rent	-	-	-	-	-	96	-	96
- Comprehensive income	$808	-	-	-	-	-	-	-

BALANCE, June 30, 2007		12,394,079	124	2,063,158	21	217,860	703	218,708

BALANCE, December 31, 2007		12,394,079	124	2,063,158	21	218,263	(4,998)	213,410
- Net income	30,359	-	-	-	-	-	30,359	30,359
- Stock based compensation expense	-	52,105	1	85,150	1	1,355	-	1,357
- Cancellation of stock	-	(7,894)	-	(42,105)	(1)	-	-	(1)
- Conversion of subordinated stock	-	21,053	-	(21,053)	-	-	-	-
- Cash dividends		-	-	-	-	-	(22,292)	(22,292)
- Comprehensive income	$30,359
BALANCE, June 30, 2008		12,459,343	125	2,085,150	21	219,618	3,069	222,833

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Unaudited Interim Statements of Cash Flows
For the six-month periods ended June 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	2007	2008

Cash Flows from Operating Activities:
Net income/(loss):	$808	$30,359
Adjustments to reconcile net income to
net cash from operating activities:

Depreciation	690	20,544
Amortization of financing costs	1	233
Amortization of imputed deferred revenue	(316)	(5,131)
Amortization of stock based compensation	519	1,356
Gain on derivative instruments	-	(4,814)
Executive management compensation and rent	96	-

(Increase) / Decrease in
Receivables	(353)	(1,995)
Inventories	(818)	(1,735)
Prepayments and other	(349)	(1,141)
Accounts payable	1,019	884
Due to related parties	63	(412)
Accrued liabilities	584	5,273
Unearned revenue	424	1,052
Net Cash provided by Operating Activities	2,368	44,473

Cash Flows from Investing Activities:
Advances for vessel acquisitions	(56,416)	-
Additions to vessel cost	(173,292)	(65,745)
Other	-	(3)
Net Cash used in Investing Activities	(229,708)	(65,748)

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of related costs	216,796	-
Controlled equity offering costs	-	(179)
Proceeds from long-term debt	81,275	63,400
Repayment of long term debt	-	(7,500)
Cash dividends	-	(22,292)
Payment of financing costs	(1,032)	(138)
Net Cash provided by Financing Activities	297,039	33,291

Net increase in cash and cash equivalents	69,699	12,016

Cash and cash equivalents at beginning of period	499	19,044

Cash and cash equivalents at end of period	$70,198	$31,060

SUPPLEMENTAL INFORMATION
Cash financing activities:
Cash paid during the period for interest, net of amounts capitalized	$3,481	$4,541

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the NASDAQ Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies”.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.

The Company has contracted the day-to-day technical management of its fleet to two managers who have been engaged under separate management agreements. The eight Panamax drybulk carriers are managed by Wallem Ship Management Ltd. (“Wallem”), a technical and commercial management company and the Capesize dry-bulk and the Aframax and Suezmax tanker vessels are managed by a related party, Cardiff Marine Inc. (“Cardiff”) (Note 3).

The accompanying interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 7, 2008.  These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information - (continued):

The Company is the ultimate owner of all outstanding shares of the following ship owning subsidiaries, each of which is domiciled in Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanresources Owners Limited	M/V Juneau	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	M/V Lansing	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanprime Owners Limited	M/V Richmond	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008

For the six month periods ended June 30, 2007 and 2008 the following charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%		Reportable segment (Note 12)
	2007	2008
A	70	21	Drybulk

B	29	13	Drybulk

C	-	13	Drybulk

D	-	12	Drybulk

2.    Recent Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No, 157 (SFAS 157), “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations (See Note 6 - Financial Instruments).

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.    Recent Accounting Pronouncements (continued)

In February, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits companies to report certain financial assets and financial liabilities at fair value.  SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.  The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. SFAS 160 amends ARB No.151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “ Disclosure about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133.  SFAS 161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures out objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

3.    Transactions with Related Parties:

(a)
Basset Holdings Inc. (“Basset”): The sole shareholder of Basset, which is the holder of 2,000,000 subordinated shares of the Company, is Antonis Kandylidis, the Company’s Chief Executive Officer (CEO) and interim Chief Financial Officer (CFO). The mother of the CEO Mrs. Chryssoula Kandylidis and his uncle Mr. George Economou control Cardiff Marine Inc. as further discussed in (b) below. Also the father of the CEO and husband of Mrs. C. Kandylidis, Mr. Konstandinos Kandylidis, is one of the Company’s directors.

(b)
Cardiff Marine Inc. (“Cardiff”): The Company uses the services of Cardiff, a ship management company with offices in Greece. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.     Transactions with Related Parties - (continued):

As of June 30, 2008 the Company had concluded the following agreements with Cardiff:

(i)
On March 23, 2007 the Company entered into an agreement with Cardiff as initial buyers and an unrelated party as Intermediate buyers of vessels Trenton and Austin. Under this agreement the Company had the option to acquire the above vessels by April 27, 2007 for an amount of $84,600 plus $200 ($100 for each vessel) payable to Cardiff. The Company on April 30, 2007 exercised the option and acquired the two vessels. The amount of $200 was paid in August 2007 and is included in Vessels, net in the accompanying consolidated balance sheets.

(ii)
On March 29, 2007, the Company entered into an agreement with Cardiff under which the Company accepted to be nominated as the ultimate buyer under the Memorandum of Agreements for the vessels Juneau, Pierre, Lansing, Helena and Topeka which were previously concluded between Cardiff, as initial buyers, and the sellers of the vessels.

(iii)
On April 11, 2007 the Company entered into an interim management agreement with Cardiff for a period of six months commencing on April 24, 2007, with the Company’s option to extend it for another six months. According to this interim management agreement Cardiff provided services in connection with the acquisition of the vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena and Topeka and ensured the smooth commencement of Company’s operations for a total fee of $200. This agreement was renewed on September 11, 2007 for six months and expired on April 23, 2008, see (ix) below. The related expense for the six-month periods ended June 30, 2007 and 2008 amounted to$74.7 and $124.2, respectively and is included in Vessels’ operating expenses in the accompanying consolidated statements of income.

(iv)
On June 21, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Juneau for an annual management fee of $123.6. The initial management agreement commenced on June 29, 2007, the date the Company took delivery of the vessel, and ended on December 31, 2007. Thereafter the management agreement continues until terminated by either party giving to the other two months notice in writing. Fees charged by Cardiff for the six-month periods ended June 30, 2007 and 2008 amounted to $0.7 and $97.5, respectively and are included in Vessels’ operating expenses in the accompanying consolidated statements of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $317, an additional annual fee of $85.0 for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.     Transactions with Related Parties - (continued):

(v)
On September 7, 2007, the Company entered into an agreement with Cardiff whereby it was agreed that (a) Cardiff will receive a commission fee of 1% of the value of each sale or purchase transaction of any of the ships sold or purchased by the Company, provided that Cardiff is directly or indirectly the sale or purchase broker and, (b) Cardiff will receive a commission fee of 1.25% of the voyage revenue of the relevant charter hire as earned by the Company provided Cardiff is directly or indirectly the chartering broker. The agreement took effect with the acquisition of M/V Augusta in December 2007 and was terminated on May 15, 2008, see (ix) below. In connection with the acquisition of M/V Augusta and M/T Olinda, Cardiff charged the Company with a fee of $616 and $650, respectively. Both amounts have been included in Vessels, net in the accompanying consolidated balance sheets. For the six-month period ended June 30, 2008, Cardiff charged the Company commission fees on voyage revenue of $325.4, which are included in Voyage expenses in the accompanying 2008 consolidated statement of income.

(vi)
On November 28, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Pink Sands for an annual management fee of $182.5. The initial management agreement commenced on December 7, 2007, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other a two month notice in writing. The fee charged by Cardiff for the six-month period ended June 30, 2008 amounted to $126.7 and is included in Vessels’ operating expenses in the accompanying 2008 consolidated statement of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $374.8, an additional annual fee of $85.0 for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged.

(vii)
On January 4, 2008, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel M/T Olinda for an annual management fee of $182.5. The management agreement commenced on January 17, 2008, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other two months’ notice in writing. The fee charged by Cardiff for the six month period ended June 30, 2008 amounted to $118.3 and is included in Vessels’ operating expenses in the accompanying 2008 consolidated statement of income. On May 15, 2008, the Company’s Board of Directors approved the increase of the annual management fee payable to Cardiff under the agreement to $374.8, an additional annual fee of $85.0 for commercial support and the extension of the term of the management agreement to December 31, 2010, with all other terms remaining unchanged.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.    Transactions with Related Parties - (continued):

(viii)
On March 15, 2008, the Company entered into an agreement with Cardiff whereby the Company agreed to provide a corporate guarantee to the owners of two newbuilding Aframax crude oil tankers to be delivered in 2009 that will be employed on bareboat charter to clients of Cardiff for a period of five years at an average rate of $20.5 per day.  The Company received a counter guarantee from Cardiff guaranteeing to the Company the performance by the charterers of their obligations under the bareboat charter agreement.  In consideration of such performance guarantee, the Company will receive from Cardiff an aggregate of $200 upon commencement of the bareboat charters. The maximum amount that will be due under the bareboat charter agreements and that will be included in the counter-guarantee to be provided by Cardiff is approximately $75.8 million.

(ix)
On May 15, 2008 the Company’s Board of Directors approved the termination of the Interim Agreement with Cardiff dated April 11, 2007 discussed in (iii) above, the Agreement with Cardiff dated September 7, 2007 discussed in (v) above, and their replacement with a Services Agreement for a period of five years for the manager supervision of the eight vessels managed by Wallem for a fixed daily fee per vessel of $0.157.  In addition to the fixed daily fee, Cardiff charges the Company with the following items under the new agreement: (a) chartering commission of 1.25% on the value of relevant charter hire as earned by the Company for each respective charter arranged by Cardiff, (b) commission of 1% of the value of each sale or purchase transaction of a vessel, (c) arrangement fee of 0.2% for services relating to the arrangement of credit or other financing facilities arranged by Cardiff, (d) information technology services for $39.5 per quarter, (e) a fee of $0.628 plus expenses, for any day a superintendent is away from the office to visit Company’s vessels and (f) all out of pocket expenses pertaining to the above services plus a mark-up of 10%. For the six month period ended June 30, 2008 the fees charged under this new agreement amounted to $79.7 and are included in Vessels’ operating expenses in the accompanying 2008 consolidated statement of income.

At December 31, 2007 and June 30, 2008 and, an amount of $742 and $330, respectively, is payable to Cardiff, and is reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, an amount of $1,724 and $2,389 due to Cardiff as at December 31, 2007 and June 30, 2008, respectively, relating to the operations of the vessels under Cardiff’s management, is included in Accounts Payable in the accompanying consolidated balance sheets.

         (c) Acquisition of vessels:

(i)
On July 31, 2007, the Company entered into a Memorandum of Agreement with Portswood Shipping Company Limited, a company beneficially owned by Mr. George Economou, to acquire M/T Pink Sands for a purchase price of $47,000 provided that certain conditions, as defined in the Memorandum of Agreement, are satisfied. On November 1, 2007 the Company amended the initial Memorandum of Agreement for the acquisition of the M/T Pink Sands and entered into a definitive agreement (no subjects) to purchase the M/T Pink Sands for $47,250. The Company took delivery of the vessel on December 7, 2007.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.    Transactions with Related Parties - (continued):

(ii)
On December 20, 2007, the Company entered into a Memorandum of Agreement with River Camel Shipping Co. Ltd., a company beneficially owned by Mr. George Economou, to acquire the vessel M/T Olinda for a purchase price of $65 million. The Company took delivery of the vessel on January 17, 2008.

(d)
Transbulk 1904 AB (“Transbulk”): On July 4, 2007, upon delivery to the Company, the vessel Lansing commenced a time charter with Transbulk for a period of 22 to 26 months at a gross charter rate of $24 per day. Also on June 29, 2007 the Company concluded a time charter agreement with Transbulk for the vessel Richmond for a period of 24 to 28 months at a gross rate of $29 per day. Transbulk is a company based in Gothenburg, Sweden.  Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years.  Mr. George Economou serves on its board of directors.

(e)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou.   he lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.68 ($1.1 at June 30, 2008 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the six-month periods ended June 30, 2007 and 2008 amounted to $5.9 and $6.3, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

4.    Vessels, Net:

The amount in the accompanying June 30, 2008 consolidated balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$498,490	$(13,210)	$485,280
Additions	65,745	(20,534)	45,211
Balance June 30, 2008	$564,235	$(33,744)	$530,491

During the year ended December 31, 2007, the Company acquired and took delivery of eight Panamax drybulk carriers the Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta, a Capesize drybulk carrier the Juneau, and an Aframax tanker the Pink Sands, for a total consideration of $467,143. The acquisition of the Company’s vessels was financed from the proceeds of the bank loans discussed in Note 5, the net proceeds from the Company’s initial public offering discussed in Note 1 and own funds. The Memoranda of Agreement associated with the acquisition of four of the above vessels, Austin, Pierre, Trenton and Topeka stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the six-month periods ended June 30, 2007 and 2008 amounted to $316 and $5,131, respectively and is separately reflected in the accompanying 2007 and 2008 consolidated statements of income.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.    Vessels, Net – (continued):

In January 2008, the Company acquired and took delivery of a Suezmax tanker vessel the Olinda for a total consideration of $65,665.

The Company's vessels have been pledged as collateral to secure the bank loan discussed in Note 5.

5.     Long-term Debt:

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA (“Nordea”), for a $325,000 Senior Secured Credit Facility (the “Credit Facility”) for the purpose of refinancing the then outstanding balance of the credit facility with Fortis Bank and financing the acquisition of additional vessels. The Company and Nordea Bank completed the syndication of the Credit Facility on February 15, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Credit Facility.

The amended syndicated Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A, a reducing revolving credit facility in a maximum amount of $200,000. As of June 30, 2008 the Company had utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of M/V Richmond and M/T Pink Sands by $47,000 and $30,000, respectively and $4,000 for working capital purposes. The first semi-annual installment payment for Tranche A was made on April 1, 2008 in an amount of $7,500. As of June 30, 2008, the balance of tranche A will be reduced or repaid in 15 consecutive semi-annual installments, the first due on October 1, 2008 in an amount of $8,500, the following 13 in the amount of $11,000 each and the 15th installment in an amount of $40,000.

Tranche B, a Term Loan Facility in a maximum amount of $125,000 to be used for the financing of up to 100% of the purchase price of additional vessels. As of June 30, 2008 the Company had utilized $125,000, to partially finance the acquisition of M/V Augusta and M/T Olinda, respectively. Tranche B is repayable in 14 equal consecutive semi annual installments in the amount of $6,944 each plus a 15th installment in the amount of $27,778. The first installment is due on January 1, 2009.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Facility.

The loan agreement includes among other covenants,  financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders’ equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity not to be less than $500 multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels be not less than 140% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. The Company will be permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.    Long-term Debt – (continued):

The Company will be prohibited from drawing down on either Tranche if leverage as a result of the incurrence of the additional debt exceeds 60%.

The table below shows the repayment schedule of the loan balance as of June 30, 2008 on a calendar year-end basis.

	Tranche A	Tranche B	Total

2008	8,500	-	8,500
2009	22,000	13,889	35,889
2010	22,000	13,889	35,889
2011	22,000	13,889	35,889
2012	22,000	13,889	35,889
2013 and thereafter	95,000	69,444	164,444
	191,500	125,000	316,500

Total interest expense on long-term debt for the six-month periods ended June 30, 2007 and 2008 amounted to $39 and $6,953, respectively (Note 11), and is included in Interest on long-term debt in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. The Company’s weighted average interest rate (including the margin) for the six month periods ended June 30, 2007 and 2008 was 5.36% and 4.2%, respectively.

6.      Share Capital:

Stockholders’ Rights Agreement: On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the Company’s preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an “Acquiring Person”) acquires more than 20% of the Company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The Company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.     Share Capital – (continued):

amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Controlled Equity Offering – Sales Agreement (“Agreement”): On June 4, 2008, the Company filed a shelf registration statement on Form F-3, which was declared effective on June 6, 2008, pursuant to which the Company may sell up to $200 million of an indeterminate number of securities. On June 19, 2008 the Company filed a Prospectus Supplement to the registration statement relating to the offer and sale of up to 4,000,000 of common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as its agent for the offer and sale of the common shares, pursuant to the Agreement by and between the Company and Cantor Fitzgerald & Co. concluded on June 19, 2008. The Company will pay to Cantor Fitzgerald & Co. a commission of up to 2.5% on the gross sale proceeds. The controlled equity offering commenced on July 1, 2008, (Note 13) and, accordingly, as of June 30, 2008 no shares had been sold under the Agreement.

7.     Financial instruments:

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company’s lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate at 3.55% and floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at June 30, 2008, is determined based on observable Level 2 inputs, as defined in SFAS No. 157 “Fair Value Measurements” (SFAS 157), derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at June 30, 3008 amounted to $4,814 and is reflected in Gain on derivative instruments in the accompanying 2008 consolidated statement of income. The current portion of the total fair value resulted in a loss of $1,533 and is included in current liabilities as “Derivative liability” while the non-current portion results in a gain of $6,347 and is included in other non-current assets as “Derivative asset” in the accompanying 2008 consolidated balance sheet. The accrued interest payable on the swaps for the six month period ended June 30, 2008 amounted to $675 and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income. As of June 30, 2008, no fair value measurements for assets under Level 1 and Level 3 of the SFAS 157 input hierarchy were recognized in the Company’s consolidated financial statements.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.    Stock based compensation:

The Company as of the closing date of its Initial Public Offering granted to its former Chief Executive Officer and former Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives. On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 on April 30, 2008.  On April 22, 2008, within the context of the settlement agreement discussed in Note 10, the 21,053 restricted subordinated shares were exchanged for 21,053 common shares and 52,105 new common shares were issued to the former Chief Executive Officer. The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and former Chief Financial Officer, respectively, were cancelled on January 30, 2008. The related compensation expense of $850 has been included in common stock par value, subordinated stock par value and in additional paid-in capital in the consolidated statement of stockholders’ equity for the year ended December 31, 2007 with an equal charge to General and Administrative expenses in the 2007 consolidated statement of income for the year ended December 31, 2007.

On September 24, 2007, the Company reserved 5,150 subordinated shares, vesting 25% semi annually, to a company controlled by the Chief Operating Officer. The shares were issued on March 13, 2008.

On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to a company controlled by the Chief Executive Officer/ Interim Chief Financial Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008.

Compensation cost recognized in the period amounted to $231.6. These shares vest at various dates as defined in the consultancy agreements entered into with companies controlled by the executives.

The total unrecognized compensation cost at June 30, 2008 amounted to $1.4 million and is expected to be recognized until December 31, 2011. The number of restricted subordinated shares that vested during the six month period ended June 30, 2008 was 1,288 shares.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.      Earnings per Share:

The components for the calculation of earnings/ losses per common and subordinated share, basic and diluted, for the six month periods ended June 30, 2007 and 2008, are as follows:

	2007	2008
Net income	808	30,359
- Less dividends paid
Common shares		(19,131)
Subordinated shares		(3,161)
Undistributed (losses)/earnings	808	8,067

Allocation of undistributed (losses)/earnings
Common Shares:
-12,394,079 as of June 30, 2007 and 12,459,343 as of June 30, 2008	693	6,911
Subordinated shares
- 2,063,158 as of June 30, 2007 and 2,085,150 as of June 30, 2008	115	1,156
	808	8,067

Basic and diluted per share amounts:

	2007
	Common Shares	Subordinated Shares
Distributed earnings	1.14	0.40
Undistributed losses	(0.97)	(0.34)
Total	0.17	0.06
Weighted average number of shares basic and diluted	4,245,486	2,021,634

	2008
	Common Shares	Subordinated Shares
Distributed earnings	1.54	1.53
Undistributed earnings	0.56	0.56
Total	2.10	2.09
Weighted average number of shares basic and diluted	12,415,222	2,064,854

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

10.  Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

The Company’s former Chairman, President and Chief Executive Officer had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company.  On April 7, 2008 the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him. In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008.  The related expense was approximately $1.1 million and is included in General and Administrative expenses in the accompanying 2008 consolidated statement of income.  The company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company’s option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4.4 ($6.95 based on the Euro to USD exchange rate at June 30, 2008) and is adjusted on January 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $41.7 for the remainder of the year 2008, $83.4 for each of the years 2009, 2010, 2011 and 2012 and $55.6 for the year 2013.

11.  Interest and Finance Cost:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2007	2008

Interest on long-term debt	$39	7,628
Amortization and write-off of financing fees	1	233
Long-term debt commitment fees	11	12
Other	11	171
Total	$62	8,044

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.  Segment Information:

The table below includes information about the Company’s reportable segments as of June 30, 2008 and for the six month period then ended.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	58,384	19,890	-	78,274
Interest expense and finance costs	(5,795)	(2,219)	(30)	(8,044)
Interest Income	-	-	315	315
Gain on derivative instruments	-	-	4,814	4,814
Depreciation	(16,343)	(4,191)	(10)	(20,544)
Segment profit	23,871	4,845	1,643	30,359
Total assets	424,154	112,648	39,645	576,447

13.  Subsequent Events:

a)
On July 1, 2008, the Company commenced the offer and sale of common stock under the Sales Agreement discussed in Note 6 above. As of August 8, 2008, 1,331,000 shares had been sold with net proceeds of $26,757.

b)	On July 21, 2008 the Company concluded a time charter contract for the Panamax dry bulk carrier M/V Augusta at a gross daily rate of $42.1 for a period of approximately three years.

c)
On July 22, 2008, the Company’s Board of Directors declared a dividend of $0.77 per share, payable on or about August 14, 2008 to shareholders of record on August 4, 2008. Upon payment of the dividend, the subordination period as defined in our Amended and Restated Articles of Incorporation will end and the 2,085,150 outstanding subordinated shares will be converted into common shares.

d)
On August 7, 2008, the Company entered into an agreement to acquire the M/T Tamara, a 1990 built double hull 95,793 dwt Aframax crude oil carrier from interests associated with Mr. George Economou for an acquisition price of approximately $39.0 million. Delivery of the vessel is expected within October 2008. The purchase price will be financed by a Sellers’ unsecured credit of $12,000 and Company’s own funds.

e)
On August 8, 2008, the Company entered into an agreement to time charter the M/T Tamara with Heidmar LLC, which is owned 49% by a company associated with Mr. George Economou, for a period of approximately two years at a gross daily rate of $ 27.  The time charter is expected to commence concurrently with the vessel's delivery to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

Dated: August 13, 2008	By: /s/ Anthony Kandylidis
Anthony Kandylidis
Chief Executive Officer, President and
interim Chief Financial Officer

SK 25754 0002 909916 v4